Exhibit 21.1

Subsidiaries

Name	State of Incorporation

Barstow Production Water Solutions, LLC	Texas
Wes-Tex Vacuum Service, Inc.	Texas
Oil Raiders Logistics, Inc.	Texas
Summit Holdings, Inc.	Colorado
Summit Energy Services, Inc.	Colorado
Harley Dome I, LLC	Utah
ER & PWD Joint Venture, LLC	Delaware
Devonian Acquisition Corp.	Nevada
Western Slope Acquisition Corp.	Nevada